Pasaje Mártir Olaya 129, Oficina 1203
Centro Empresarial José Pardo Torre A
Miraflores, Lima
Perú

August 18, 2009

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Michael F. Johnson
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Constitution Mining Corp. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed July 20, 2009
File No. 000-49725

Dear Mr. Johnson:

In connection with the Company’s response to the Commission’s comments in a letter dated July 29, 2009, this correspondence shall acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Constitution Mining Corp.

By:

/s/  Willem Fuchter
Willem Fuchter
Chief Executive Officer and Director